Exhibit (a)(2)

January 9, 2015

Dear Stockholder:

On December 24, 2014, j2 Global, Inc. (“j2”) commenced an unsolicited tender offer to acquire all of the outstanding shares of Carbonite common stock at a price of $15.00 per share (the “Offer”).

After careful consideration, including a thorough review of the Offer with our legal and financial advisors, Carbonite’s Board of Directors unanimously determined that j2’s Offer substantially undervalues the Company and is not in the best interests of Carbonite stockholders. Accordingly, the Board strongly recommends that all Carbonite stockholders reject j2’s Offer and not tender their shares.

The Carbonite Board also authorized the exploration of all potential strategic alternatives, including a potential sale of the Company and/or potential material acquisitions, in order to maximize stockholder value. The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed.

In reaching its recommendation, your Board considered, among other things, that:

•	The Offer fails to deliver a compelling valuation.
o	The Board believes that the Offer substantially undervalues the Company based upon various factors considered, including presentations by its financial advisor. Furthermore, the Offer represents a premium of only 27.6% compared to the unaffected market price as of December 2, 2014, which is substantially below the mean and median premia paid in U.S. technology transactions from 2011 through 2014.

•	The Board firmly believes that the ideas of the Company’s new President and Chief Executive Officer and the execution of the Company’s strategic plan will deliver far greater value for the Company’s stockholders than that reflected in the Offer.
o	The new President and Chief Executive Officer has strategies with respect to improved operating and margin performance, scalability of the business and other areas of operational and strategic focus, including expanding the market for the Company’s products through broader distribution capabilities, as well as enhanced features and functionality in the product portfolio.

•	The Board has authorized the exploration of all strategic alternatives.
o	The Board is willing to explore all potential strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions, in order to maximize stockholder value. The Company has been approached by parties, expressing interest in exploring transactions that could include a potential sale of the Company and/or potential material acquisitions. The Board has authorized Company management to explore these potential transactions as well as to engage in discussions with other parties that could lead to other potential transactions. The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed. The Company does not intend to provide updates unless and until the Board approves a specific transaction or otherwise determines that disclosure is appropriate or necessary.

•	The Offer is opportunistically timed.
o	The Board believes that the Offer represents an opportunistic attempt by j2 to purchase the Shares at a low share price and, as a result, deprive any Company stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company.
o	The Company has demonstrated consistent non-GAAP net income improvement since 2010, with ($25M) for the year ended December 31, 2010, ($21M) for the year ended December 31, 2011, ($12M) for the year ended December 31, 2012, ($3M) for the year ended December 31, 2013, ($5M) for the nine months ended September 30, 2013 and $1M for the nine months ended September 30, 2014, propelled by the SMB pivot the Company started in 2013. Non-GAAP net income (loss) is a financial measure that has not been calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The most directly comparable GAAP financial measure is net income (loss). See the Schedule 14D-9 for a reconciliation of non-GAAP net income (loss) to GAAP net income (loss). The Company believes j2 recognizes that the Company has moved into a new era of profit growth in 2014 and is moving to capture the value expected in this profit trajectory by acquiring the Company at the Offer price, before the Company’s stockholders are able to realize additional value.

Your Board of Directors unanimously recommends you reject the inadequate Offer which substantially undervalues the Company. A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation. If you have any questions regarding the Schedule 14D-9 or our recommendation, you are encouraged to call MacKenzie Partners, Inc. at 800-322-2885 Toll-Free or at 212-929-5500.

We greatly appreciate your continued support.

Sincerely,

Mohamad Ali

President and Chief Executive Officer